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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 4)(1)
CIBER, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
17163B102
(CUSIP Number)
February 14, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            17163B102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bobby G. Stevenson

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
N/A

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
7,587,169

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
7,587,169

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
7,587,169

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
Approximately 12.5% See footnote 3 to Item 4

(12)	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
CIBER, Inc.

(b)	Address of Issuer's Principal Executive Offices
5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111

Item 2.

(a)	Name of Person Filing
Bobby G. Stevenson

(b)	Address of Principal Business Office or, if none, Residence
5251 DTC Parkway, Suite 1400 Greenwood Village, CO 80111

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, par value $.01 per share

(e)	CUSIP Number
17163B102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to § 240.13d-1(c), check this box / /.

Item 4. Ownership

(a)	Amount beneficially owned:
7,587,169(2)

(b)	Percent of class:

12.5%(3)

(c)	Number of shares as to which the person has:

	(1)	Sole power to vote or to direct the vote
7,587,169

	(2)	Shared power to vote or to direct the vote

0

	(3)	Sole power to dispose or to direct the disposition of
7,587,169

	(4)	Shared power to dispose or to direct the disposition of
0

(2)
Includes shares held by the 1998 Bobby G. Stevenson Revocable Trust and the Bobby G. Stevenson Revocable Trust, both trusts of which Mr. Stevenson is the settlor, trustee and beneficiary. Excludes 35,000 shares of Common Stock held in the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership.

(3)
Based on 60,454,856 shares of Common Stock outstanding as of December 31, 2001.

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    / /

        Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

        Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002
/s/ Bobby G. Stevenson
Bobby G. Stevenson

Attention: Intentional misstatements or omission of fact constitute Federal criminal violations (See 18 U.S.C 1001)

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Item 1.
Item 2.
Item 3.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class: Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE